Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2009	2008	2007	2006	2005

					(Adjusted)
Earnings:
Income (loss) from continuing operations before income taxes (1)	$96,194	$44,093	$49,891	$77,951	$12,309

Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	62,541	86,141	75,890	56,318	39,103
Interest on deposits	572	654	917	948	3,710
Interest component of rental expense	2,089	2,650	2,217	1,513	1,308

Total fixed charges (2)	65,202	89,445	79,024	58,779	44,121

Earnings (losses) for computation purposes	$161,396	$133,538	$128,915	$136,730	$56,430

Ratio of earnings to fixed charges:
Including interest on deposits (3)	2.48	1.49	1.63	2.33	1.28
Excluding interest on deposits (3)	2.49	1.50	1.64	2.35	1.30

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital
(2)

Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.